FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of August, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F __X__ Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934.)

                               Yes ____ No __X__

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The press release on announced unaudited operating results for the six months period ended June 30, 2005 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on August 9, 2005.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                       HUANENG POWER INTERNATIONAL, INC.


                       By /s/ Huang Long
                         ---------------

                       Name:    Huang Long

                       Title:   Director

Date:  August 9, 2005

                               [GRAPHIC OMITTED]


To:  Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                         Announces 2005 Interim Results


(Beijing, China, August 9, 2005) Huaneng Power International, Inc. (the Company) [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited operating results for the six months period ended June 30, 2005.

Net operating revenues of the Company and its subsidiaries for the first half of 2005 were RMB18.800 billion (equivalent to approximately US$2.272 billion), representing an increase of 45.02% compared to the same period last year. The net profit attributable to the equity holders of the Company was RMB1.679 billion (equivalent to approximately US$0.203 billion), representing a decrease of 32.32% compared to the same period last year. Earnings per share was RMB0.14, or RMB5.60 (equivalent to US$0.68) for each American Depositary Share. The board of directors does not recommend any interim dividends for year 2005.

The increase in the Companys net operating revenues was mainly attributable to the increase in power generation. In the first half of 2005, the Companys total power generation based on a consolidated basis amounted to 71.843 billion kWh, an increase of 47.1% over the same period last year, with such increase mainly attributable to the newly acquired power plants and newly operated generating units. The increase of settlement tariff rates of existing power plants also contributed to the revenues increase.

The decrease of the net profit attributable to the equity holders of the Company was mainly due to the substantial increase in fuel costs. The unit fuel cost of the Company for the first half of the year increased by 22% when compared to the same period last year. The increase in fuel costs was mainly attributable to the substantial increase in natural coal prices, increase in transportation costs and declining thermal coal quality.

In the first half of 2005, the Company continued to expand its operation scale. During the first half of the year, 2 x 330MW coal-fired generating units of Jiangsu Huaiyin Power Plant Phase II and two hydroelectric power stations of Jialingjiang Qingju and Fujiang Ziyili under Sichuan Hydro Power commenced commercial operation, bringing an additional generation capacity of 539MW on an equity basis. In addition, the Company entered into a transfer agreement with Jiangsu Yueda Investment Company Limited, pursuant to which the Company agreed to acquire the latters 26.36% equity interest in Huaiyin Power Plant Phase I
(2 x 220MW coal-fired generating units). The equity interest of Huaiyin Power Plant Phase I owned by the Company was then increased to 90% and the generation capacity on an equity basis of the Company was then increased by 116MW. As at June 30, 2005, the Companys power generation capacity on an equity basis amounted to 21,653MW.

In the second half of year 2005, the national economy will continue to maintain steady and rapid development which will bring about stable and rapid growth in electricity demand, thus providing favourable market conditions for the Company to undertake steady increase in power generation. The coal-electricity price linkage mechanism adopted by the State brought about an increase in the settlement tariff levels, which could minimize the negative impact on the generation and operation of the Company brought about by the rise in coal prices. The Company is confident about coping with the changes in the coal market and is determined that under the premises of ensuring an effective and timely supply of fuel, it will endeavour to reduce fuel costs and to complete various tasks set for the year.

Huaneng Power International, Inc. develops, constructs, operates and manages large power plants in China nationwide, with a total generation capacity of 21,653MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

UANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)
AS AT 30TH JUNE, 2005

(Amounts expressed in thousands)
                                                                              As of                   As of
                                                                         30th June,2005          31st December, 2004
                                                                   --------------------------- -------------------------
                                                                    Rmb            US$                      Rmb
ASSETS

Non-current assets
           Property, plant and equipment, net                    72,457,443     8,754,600                57,780,410
           Investment in associates                               4,297,427       519,232                 4,328,307
           Available-for-sale investment                            254,990        30,809                   254,990
           Land use rights                                        1,698,673       205,241                 1,546,026
           Other non-current assets                                 357,750        43,225                   225,890
           Deferred income tax assets                               133,298        16,106                    97,539
           Goodwill                                                 671,293        81,108                   376,726
           Less: Negative goodwill                                        -             -                (1,483,670)
                                                               -------------  ------------ -------------------------

                           Total non-current assets              79,870,874     9,650,321                63,126,218
                                                               -------------  ------------ -------------------------

Current assets
           Inventories, net                                       2,538,944       306,765                 1,431,404
           Other receivables and assets, net                      1,161,587       140,348                   723,316
           Accounts receivable,net                                5,897,415       712,549                 4,973,103
           Due from Huaneng Group                                     8,461         1,022                         -
           Due from other related parties                            16,357         1,976                    14,970
           Restricted cash                                          200,281        24,199                   202,688
           Temporary cash investments                                 7,641           923                    12,641
           Cash and cash equivalents                              2,724,723       329,212                 2,295,531
                                                               -------------  ------------ -------------------------

                           Total current assets                  12,555,409     1,516,994                 9,653,653
                                                               -------------  ------------ -------------------------
                           Total assets                          92,426,283    11,167,315                72,779,871
                                                               =============  ============ =========================


EQUITY AND LIABILITIES
Capital and reserves attributable to the Company's equity holders
           8,500,000,000 (2004: 8,500,000,000) Domestic Shares,
             par value Rmb1.00 each, in form of legal person
             shares                                               8,500,000     1,027,004                 8,500,000
           500,000,000 (2004: 500,000,000) A Shares, par
             value Rmb1.00 each                                     500,000        60,412                   500,000
           3,055,383,440 (2004: 3,055,383,440) Overseas
             Listed Foreign Shares, par value Rmb1.00
             each                                                 3,055,383       369,164                 3,055,383
           Additional paid-in capital                             8,972,184     1,084,055                 8,972,184
           Dedicated capital                                      4,065,970       491,267                 4,065,970
           Retained earnings
                Proposed dividend                                         -             -                 3,013,846
                Others                                            11,098,508     1,340,966                 8,158,136
                                                               -------------  ------------ -------------------------
                                                                 36,192,045     4,372,868                36,265,519
           Minority interests                                     5,434,898       656,666                 3,266,393
                                                               -------------  ------------ -------------------------
                           Total equity                          41,626,943     5,029,534                39,531,912
                                                               -------------  ------------ -------------------------
Non-current liabilities
           Long-term loans from a shareholder                       800,000        96,659                   800,000
           Long-term bank loans                                  24,986,539     3,018,974                14,761,271
           Other long-term loans                                    767,143        92,689                   394,018
           Deferred income tax liabilities                        1,124,071       135,815                   546,717
           Other non-current liabilities                             14,500         1,752                    13,000
                                                               -------------  ------------ -------------------------
                           Total non-current liabilities         27,692,253     3,345,889                16,515,006
                                                               -------------  ------------ -------------------------
Current liabilities
           Accounts payable and other liabilities                 6,028,188       728,351                 4,551,158
           Dividends payable to shareholders of the Company               -             -                     8,250
           Taxes payable                                            748,430        90,428                   999,792
           Due to Huaneng Group                                      63,939         7,725                         -
           Due to HIPDC                                              51,044         6,167                 1,258,799
           Due to an associate                                        3,655           442                     3,799
           Due to other related parties                              78,535         9,489                     9,627
           Staff welfare and bonus payables                         210,613        25,447                   259,291
           Short-term bonds                                       4,856,433       586,774                         -
           Short-term loans                                       8,675,300     1,048,185                 8,099,000
           Current portion of long-term bank loans                1,964,677       237,380                 1,225,476
           Current portion of other long-term loans                 426,273        51,504                   317,761
                                                               -------------  ------------ -------------------------

                           Total current liabilities              23,107,087     2,791,892                16,732,953
                                                               -------------  ------------ -------------------------

                           Total equity and liabilities           92,426,283    11,167,315                72,779,871
                                                               =============  ============ =========================


For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=
Rmb8.2765 announced by the People's Bank of China on 30th June, 2005. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of 30th June 2005, or at any other certain rate.


HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005

(Amounts expressed in thousands, except per share data)

                                                For the six months ended
                                                       30th June,
                                               ---------------------------------------------
                                                          2005                   2004
                                               ---------------------------  ----------------
                                                   Rmb            US$             Rmb
Operating revenue, net                           18,800,474     2,271,549        12,963,871
                                               -------------  ------------  ----------------
Operating expenses:
            Fuel                               (10,353,644)   (1,250,969)       (6,026,598)
            Maintenance                           (606,883)      (73,326)         (410,573)
            Depreciation                        (3,174,402)     (383,544)       (2,124,463)
            Labor                               (1,129,565)     (136,479)         (799,292)
            Service fees to HIPDC                  (70,493)       (8,517)         (105,038)
            Others                                (797,341)      (96,338)         (305,036)
                                               -------------  ------------  ----------------
                 Total operating expenses      (16,132,328)   (1,949,173)       (9,771,000)
                                               -------------  ------------  ----------------
Profit from operation                             2,668,146       322,376         3,192,871
                                               -------------  ------------  ----------------
            Interest income                          25,196         3,044            27,893
            Interest expense                       (723,260)      (87,387)         (244,085)
            Bank charges and exchange losses, net    93,144        11,254          (10,500)
                                               -------------  ------------  ----------------
                 Total financial expenses          (604,920)      (73,089)         (226,692)
                                               -------------  ------------  ----------------
Share of profit of associates                       238,741        28,846            81,080
Gain from disposal of investments                         -             -                 4
Other income, net                                    38,311         4,629            28,577
                                               -------------  ------------  ----------------
Profit before tax                                 2,340,278       282,762         3,075,840
Income tax expenses                                (348,774)      (42,140)         (502,686)
                                               -------------  ------------  ----------------
Profit for the period                             1,991,504       240,622         2,573,154
                                               -------------  ------------  ----------------
Attributable to:
            Equity holders of the Company         1,679,253       202,895         2,481,127
            Minority interests                      312,251        37,727            92,027
                                               -------------  ------------  ----------------
                                                  1,991,504       240,622         2,573,154
                                               =============  ============  ================
Earnings per share for profit attributable to
the equity holders of the Company during the period
            - basic                                     0.14          0.02              0.21
                                               =============  ============  ================
            - diluted                                    N/A           N/A              0.21
                                               =============  ============  ================


For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb8.2765 announced by the People's Bank of China on 30th June, 2005.
No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of 30th June, 2005, or at any other certain rate.

Forward-looking Statement
In this press release, our use of the words "expect", "anticipate", "estimate", "project", "forecast", "plan", and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important factors that are described in the Companys most recent report on SEC Form 20-F which may be revised or supplemented in subsequent reports on SEC Form 20-F. Such factors include, among others, the following: changes in economic conditions; currency-exchange rates or political stability; shortages of fuel supplies, changes in the competitive environment; changes in laws, regulations and tax rates; and, the ability of the corporation to achieve reductions in cost levels to realize production efficiencies and implement capital expenditures at levels and times planned by management.

                                    ~ End ~

For any details regarding the interim results, please refer to the announcements published on Wen Wei Po and South China Morning Post dated August 10, 2005. The soft copy of the announcement will also be made available at the following websites: Hong Kong Stock Exchange: http://www.hkex.com.hk The
Company: http://www.hpi.com.cn

Encl: The unaudited condensed consolidated balance sheet and condensed consolidated income statement of the Company and its subsidiary for the six months period ended June 30, 2005, prepared under International Financial Reporting Standards.


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                  Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.             Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                  Tel: (852) 2520 2201
Fax: (8610) 6649 1860                         Fax:(852) 2520 2241
Email: ir@hpi.com.cn